UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): December 1, 2022

DTRT HEALTH ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-40774	86-3336784
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1415 West 22nd Street, Tower Floor

Oak Brook, IL 60523

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (312) 316-5473

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and one-half of one redeemable warrant	DTRTU	The Nasdaq Stock Market LLC
Class A common stock, par value $0.0001 per share	DTRT	The Nasdaq Stock Market LLC
Redeemable warrants, each warrant exercisable for one share of Class A common stock, each at an exercise price of $11.50 per share	DTRTW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 5.07	Submission of Matters to a Vote of Security Holders.

On December 1, 2022, DTRT Health Acquisition Corp., a Delaware corporation (“we”, “us”, “our”, or the “Company”), convened and then adjourned, without conducting any other business, the special meeting of stockholders originally scheduled for December 1, 2022 (the “Special Meeting”). The only proposal submitted for a vote of the stockholders at the Special Meeting was the approval of the adjournment of such meeting to December 6, 2022 at 3:00 p.m. Central Time (the “Adjournment Proposal”). The Adjournment Proposal is described in greater detail in the definitive proxy statement of DTRT, which was filed with the Securities and Exchange Commission (the “SEC”) on October 31, 2022 (the “Proxy Statement”).

As of the close of business on October 24, 2022, the record date for the Special Meeting, there were 23,000,000 shares of Class A common stock, par value $0.0001 per share (“Class A common stock”), 5,750,000 shares of Class B common stock, par value $0.0001 per share (the “Class B common stock”, and together with Class A common stock, the “common stock”), outstanding. Each share of common stock was entitled to one vote on the Adjournment Proposal. The shares of Class A common stock and Class B common stock were voted as a single class. A total of 22,658,616 shares of common stock, representing approximately 78.8% of the outstanding shares of common stock entitled to vote, were present in person or by proxy, constituting a quorum to conduct business.

The Company’s stockholders approved the adjournment proposal by the votes set forth below:

For	Against	Abstain
22,134,219	512,357	20,308

Item 7.01	Regulation FD Disclosure.

Furnished as Exhibit 99.1 hereto is a press release, dated December 1, 2022 (the “Press Release”), issued by DTRT announcing that DTRT convened and then adjourned, without conducting any other business, the Special Meeting. The Special Meeting has been adjourned until December 6, 2022 at 3:00 p.m. Central Time.

The information in this Item 7.01, including Exhibit 99.1, is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to liabilities under that section, and shall not be deemed to be incorporated by reference into any filings of the Company under the Securities of 1933, as amended (the “Securities Act”), or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report on Form 8-K (the “Current Report”) shall not be deemed an admission as to the materiality of any information in this Item 7.01, including Exhibit 99.1.

About DTRT Health Acquisition Corp.

DTRT Health Acquisition Corp. is a special purpose acquisition company formed for the purpose of entering into a business combination. Its objective is to acquire a healthcare company that is poised for rapid growth amid today’s evolving healthcare landscape and that will capitalize on the fragmented nature of the industry to drive accretive consolidation. Its securities are listed on Nasdaq under the tickers “DTRT,” “DTRTU” and “DTRTW.” DTRT is led by Mark Heaney, Chief Executive Officer and Executive Chairman, Arion Robbins, Chief Operating Officer and Don Klink, Chief Financial Officer.

Additional Information and Where to Find It

The definitive proxy statement has been mailed to the Company’s stockholders. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE DEFINITIVE PROXY STATEMENT AND OTHER RELEVANT MATERIALS BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY. Investors

and security holders may obtain free copies of these documents and other documents filed with the SEC at the SEC’s web site at www.sec.gov. In addition, the documents filed by Company with the SEC may be obtained free of charge by directing a request to DTRT’s secretary at 1415 West 22nd Street, Tower Floor, Oak Brook, IL 60523, (312) 316-5473.

Participants in the Solicitation

The Company and its sponsor, officers and directors may be deemed to be participants in the solicitation of proxies from Company stockholders. Information about the Company’s sponsor, officers and directors and their ownership of Company common stock is set forth in the proxy statement for the Company’s Special Meeting of Stockholders, which was filed with the SEC on October 31, 2022, and in the Company’s Annual Report on Form 10-K for the year ended December 31, 2021, which was filed with the SEC on April 1, 2022. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of the participants in the solicitation of proxies in connection with the transaction by reading the Registration Statement on Form S-4 regarding the transaction, which was filed by Grizzly New Pubco, Inc. with the SEC on October 20, 2022.

Non-Solicitation

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Extension Amendment shall not constitute an offer to sell or a solicitation of an offer to buy the securities of the Company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits

The following exhibit is filed herewith:

Exhibit No.	Description of Exhibits

99.1	Press Release, dated December 1, 2022.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DTRT Health Acquisition Corp.

Dated: December 1, 2022	By:	/s/ Mark Heaney
	Name:	Mark Heaney
	Title:	Chief Executive Officer

Exhibit 99.1

DTRT Health Acquisition Corp. Announces

Adjournment of Special Meeting of Stockholders

Oak Brook, IL, December 1, 2022 — DTRT Health Acquisition Corp. (“we”, “us”, “our”, or the “Company”) today announced that it convened and then adjourned, without conducting any other business, its special meeting of stockholders (the “Special Meeting”) held on December 1, 2022. The Special Meeting has been adjourned from December 1, 2022 to December 6, 2022 at 3:00 p.m. Central Time. The Special Meeting is being adjourned in order to provide additional time that is necessary in order to effectuate the amendment of the Company’s amended and restated certificate of incorporation (“Extension Amendment”) to extend the period of time available to complete a business combination, until March 7, 2023.

The record date for the stockholders’ meeting to vote on the Extension Amendment remains the close of business on October 24, 2022 (the “Record Date”). Stockholders who have previously submitted their proxy or otherwise voted and who do not want to change their vote need not take any action. Stockholders as of the Record Date can vote, even if they have subsequently sold their shares.

About DTRT Health Acquisition Corp.

We are a blank check company incorporated under the laws of the State of Delaware on April 19, 2021, for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization, or similar business combination with one or more businesses, which we refer to throughout this proxy statement as our initial business combination. While we may pursue our initial business combination target in any stage of its corporate evolution or in any industry or sector, we are focusing our search on companies with favorable growth prospects and attractive returns on invested capital.

Additional Information and Where to Find It

The definitive proxy statement has been mailed to the Company’s stockholders. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE DEFINITIVE PROXY STATEMENT AND OTHER RELEVANT MATERIALS BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC at the SEC’s web site at www.sec.gov. In addition, the documents filed by the Company with the SEC may be obtained free of charge by directing a request to DTRT’s secretary at 1415 West 22nd Street, Tower Floor, Oak Brook, IL 60523, (312) 316-5473.

Participants in the Solicitation

The Company and its sponsor, officers and directors may be deemed to be participants in the solicitation of proxies from Company stockholders. Information about the Company’s sponsor, officers and directors and their ownership of Company common stock is set forth in the proxy statement for Company’s Special Meeting of Stockholders, which was filed with the SEC on October 31, 2022, and in the Company’s Annual Report on Form 10-K for the year ended December 31, 2021, which was filed with the SEC on April 1, 2022. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of the participants in the solicitation of proxies in connection with the transaction by reading the Registration Statement on Form S-4 regarding the transaction, which was filed by Grizzly New Pubco, Inc. with the SEC on October 20, 2022.

Non-Solicitation

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Extension Amendment shall not constitute an offer to sell or a solicitation of an offer to buy the securities of the Company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.